Exhibit 99.3


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                                                                    Exhibit 99.3

                     LETTER TO PRIMARY NETWORK STOCKHOLDERS

                  PROXY STATEMENT/PROSPECTUS DATED MAY 25, 2000


                                                                    MAY 25, 2000
Dear Fellow Stockholders:

          You are cordially invited to attend a special meeting of the stockholders of Primary Network Holdings, Inc., which is referred to as Primary Network, which we will hold at 10:00 a.m., local time, on June 23, 2000, at 11756 Borman Drive, St. Louis, Missouri 63146.

         At the special meeting, we will ask you to approve the merger of Primary Network with Mpower Communications Corp. (a/k/a MGC Communications, Inc.), which is referred to as Mpower. Mpower common stock is quoted on NASDAQ under the trading symbol "MPWR." On May 24, 2000, Mpower common stock closed at $41.44 per share. After the proposed merger, Primary Network will be a wholly owned subsidiary of Mpower, and you will be a stockholder of Mpower. In the merger, each outstanding share of common stock and each outstanding share of preferred stock of Primary Network will be converted into 0.02022 shares of Mpower common stock. For any resulting fractional share, a shareholder will receive cash in an amount equal to the market value of the fractional share.

         A total of 1,350,000 shares of Mpower common stock will be issued to Primary Network stockholders in connection with the merger. After the merger, the current Primary Network common and preferred stockholders will own approximately 3.1% and the current Mpower common stockholders will own approximately 96.9% of the outstanding shares of common stock of the combined company. After the completion of the merger, Mpower intends to launch an exchange offer where holders of the Primary Network 12% Senior Subordinated Discount Notes will be able to exchange their Primary Network notes for Mpower notes. Should a holder of these Primary Network notes not wish to exchange them for Mpower notes, Mpower will offer to repurchase the Primary Network notes in accordance with their terms.

         Your board of directors has determined that the merger is consistent with, and advances, the long-term business strategy of Primary Network and recommends that you vote in favor of the merger at the special meeting. The merger cannot be completed unless a majority of the holders of voting stock of Primary Network vote to approve it. Brian Matthews, Carol Matthews, Charles Wiegert, Welton Brison, Tom Hesterman, Richard Phillips, John Alden, EC Primary LLC, Quantum Emerging Growth Partners, C.V. and TGV Partners, which together hold approximately 73% of Primary Network common stock, have agreed to vote in favor of the merger and have granted irrevocable proxies to Mpower to enforce such voting agreement.


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         The attached Proxy Statement/Prospectus provides you with detailed information about Mpower and the proposed merger. You should read this document, particularly the section describing risk factors relating to the merger. After careful consideration, your board of directors has by unanimous vote of all directors participating approved the merger and determined to recommend that you vote in favor of the merger. We look forward to the successful combination of Primary Network and Mpower and to your continued support as a stockholder of the combined company.

         For a discussion of the risk factors which you should consider in evaluating the merger, see "Risk Factors" beginning on page 17.

         FOR YOUR VOTE TO BE COUNTED, IT IS IMPORTANT THAT YOU SIGN AND RETURN THE PROXY CARD CONTAINED HEREIN.

                                   Sincerely,


                                   /s/ Brian Matthews
                                   ----------------------------------
                                   Brian Matthews
                                   Chairman of the Board of Directors

Neither the Securities and Exchange Commission nor any state securities commission has approved the Mpower common stock to be issued in the merger or determined whether this Joint Proxy Statement/Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         This Proxy Statement/Prospectus is dated May 25, 2000 and is first being mailed to stockholders on or about May 25, 2000.